AMERICANA PUBLISHING, INC.
                          303 San Mateo NE, Suite 104A
                          Albuquerque, New Mexico 87108


August 31, 2005


Ms. Linda Cvrkel
Securities and Exchange Commission
450 5th Street NW
Washington, DC  20549

Re:     Americana Publishing, Inc.
        Form SB-2 Filed May 9, 2005
        Form 10-KSB for the year ended December 31, 2004
        Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005 Commission File #: 000-25783

Dear Ms. Cvrkel,

This letter is in response to your letter dated August 25, 2005, received in our office the same day by facsimile, commenting on the following documents: Form SB-2 filed May 9, 2005, Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 AND FORM SB-2 FILED MAY 9, 2005
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LIQUIDITY AND CAPITAL RESOURCES-PAGE 22- We note from your response to comment 1 that you included a disclosure of the accounting for the restricted shares in the MD&A section of the Form SB-2. However, we do not believe that appropriate disclosure has been made in the filing. Your previous disclosure which was included in Note 8 to the financial statements as of March 31, 2005 has not been included in either the notes to the financial statements for the quarter ended and six months ended June 30, 2005 or in the MD&A section of Amendment No. 4 to Form SB-2. Please revise your filing to include disclosure of the accounting for the shares of restricted stock issued to both Cornell Capital and Newbridge Securities in the first quarter of 2005 in the Notes to the Financial Statements and MD&A section of the Form SB-2. Your revised disclosure should also explain how any expense recognized was classified in your statement of operations.

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The accounting treatment of the restricted shares issued to Cornell Capital and
Newbridge Securities, has been included in the MD&A and notes to the Financial Statements for Form SB-2.


FINANCIAL STATEMENTS FOR THE INTERIM PERIOD ENDED JUNE 30, 2005 INCLUDED IN FORM SB-2 AND FORMS 10-QSB FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005
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NOTE 4. LIQUIDITY- We note from your disclosure in Note 4 that you received
$375,000 of the principal amount of the $820,000 Note of April 1, 2005 and will receive the remaining principal balance of $445,000 two business days prior to a registration statement being filed with the SEC. Please tell us if you received the additional $445,000 cash prior to June 30, 2005, and if so, please revise your disclosure in the Notes and on page 23 of the MD&A section in the Form SB-2 to state when the cash was received. If you have not yet received the $445,000 cash, please tell us why the statement of cash flows presents the entire amount as cash received as proceeds from the note payable.

The full $820,000 was received in the second quarter of 2005. The MD&A section and notes have been revised on Form SB-2 to indicate the dates the funds were received.


NOTE 7. SUBSEQUENT EVENT- We note from your response to comment 2 that you revised Note 7 in your Form 10-QSB for the period ended March 31, 2005 to include disclosure of how the conversion terms were determined for the conversion of the Advantage Fund One LLC note. Because this conversion occurred during the second quarter of 2005, this disclosure should also be included in the notes to the financial statements for the six month period ended June 30, 2005 and the MD&A section of the Form SB-2. Additionally, the disclosure in Note 7 in your Form 10-QSB for the period ended March 31, 2005, which indicates that $75,000 of the note was converted to 25,000,000 shares of common stock, is inconsistent with the disclosure provided in Item 2 of your Form 10-QSB for the period ended June 30, 2005, which indicates that there were 2,600,000 shares issued at a conversion price of $.03 per share. Please reconcile and revise these disclosures.

Also, please tell us whether the conversion of the $75,000 of the note into 25,000,000 common shares was accounted for as an induced conversion pursuant to SFAS No. 84. If not, explain why.

The second quarter Form 10-QSB has been updated to include the conversion terms of the Advantage Fund One note. In addition, the 2,600,000 shares issued to Advantage Fund are included in the 25,000,000 shares issued. A disclosure has

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been added to Item 2-Changes in Securities on the second quarter Form 10-QSB, indicating the makeup of the 25,000,000 shares issued.

The conversion of the $75,000 into 25,000,000 was not treated as an induced conversion pursuant to SFAS No. 84. The Advantage note was reduced by $75,000 for 25,000,000 shares because the note had been in default and the investor has been willing to convert on a basis which has not been detrimental to the company. This conversion rate was negotiated with the investor.


MD&A LIQUIDITY AND CAPITAL RESOURCES- We note that a large amount of shares of common stock were issued between December 31, 2004 and June 30, 2005. Please revise the MD&A section and notes to your financial statements for the six months ended June 30, 2005 of the Form SB-2 to include disclosure of the date and amount of issuances of stock during the first and second quarters of 2005 that relate to debt conversion or other non-cash transactions.

The MD&A section and notes to the financial statements for the six months ended June 30, 2005 have been revised to include the stock transactions.


ITEM 2. CHANGES IN SECURITIES- We note in Item 2 in the Form 10-QSB for the period ended June 30, 2005 that there were a number of transactions involving the issuance of common stock in consideration for a note conversion. Please add a disclosure to your notes to the financial statements in both the SB-2 and Form 10-QSB detailing the dollar amount of the notes that were converted and the number of shares issued.

A note to the financial statements and Form SB-2 has been added, disclosing the dollar amount and number of shares converted for the period ending June 30, 2005.


FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
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NOTE 7. COMMITMENTS AND CONTINGENCIES- We note your revision to the Financial
Consulting Agreement section of Note 7 results in the omission of the dollar amount paid to the Chairman in 2004. Please revise your filing to complete this amount.

The dollar amount paid to the Chairman has been included in Form 10-KSB for the year ended December 31, 2004.


NOTE 13. ACQUISITION OF COREFLIX, PAGE F-25- The number of shares issued to acquire Coreflix of 6,000,000 common shares as disclosed in Note 13 does not agree to the number reflected in the statement of changes in stockholders' deficit under the caption "Issuance of common stock in exchange for assets" of 138,000 common shares. Please reconcile and revise these disclosures. If the

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6,000,000 shares (and related valuation per share) have not been retroactively restated for the 40-1 reverse stock split, please do so. Refer to guidance in SAB Topic 4:C.

The 6,000,000 shares issued to Coreflix has been retroactively restated to show the 40-1 reverse split.


Sincerely,



George Lovato
President